Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

January 12, 2022

Re:	Nommi, Inc.
Amended Offering Statement on Form 1-A
Filed January 12, 2022
File No. 024-11649

Dear Ms. Woo:

On behalf of Nommi, Inc., I hereby request qualification of the above-referenced offering statement at 12:00pm, Eastern Time, on Tuesday, January 18, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ James Jordan
James Jordan
Chief Executive Officer
Nommi, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP